                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Eltrax Systems, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   290475 10 4
                                   -----------
                                 (CUSIP Number)

                                Walter C. Lovett
                               Douglas L. Roberson
                                B. Taylor Koonce

                       c/o Atlantic Network Systems, Inc.
                              8205 Brownleigh Drive
                         Raleigh, North Carolina  27612
                                 (919) 786-4388
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 31, 1996
                                ----------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  [   ]


Check the following box if a fee is being paid with this statement:  [   ]


                               Page 1 of 13 Pages

                                  SCHEDULE 13D
CUSIP No. 290475 10 4
--------------------------------------------------------------------------------
 1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

      Walter C. Lovett
--------------------------------------------------------------------------------
 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)   [   ]
                                                                     (b)   [ x ]
--------------------------------------------------------------------------------
 3)  SEC USE ONLY

--------------------------------------------------------------------------------
 4)  SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------

 5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                       [   ]

--------------------------------------------------------------------------------
 6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                 7)   SOLE VOTING POWER

                         403,750 (includes 21,250 shares deposited
                         in a six-month escrow account in
 NUMBER OF               connection with the Merger.  See Item 4).
 SHARES          ---------------------------------------------------------------
 BENEFICIALLY
 OWNED BY EACH   8)   SHARED VOTING POWER
 REPORTING               -0-
 PERSON          ---------------------------------------------------------------
 WITH
                 9)   SOLE DISPOSITIVE POWER

                         403,750 (includes 21,250 shares deposited
                         in a six-month escrow account in
                         connection with the Merger.  See Item 4).
                 ---------------------------------------------------------------

                 10)   SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      412,603 (Includes (i) 21,250 shares deposited in a six-month escrow account in connection with the Merger and
      (ii) 8,853 shares issuable pursuant to an outstanding warrant. See Items 4 and 5).

--------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [   ]

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.5%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


                               Page 2 of 13 Pages

                                  SCHEDULE 13D
CUSIP No. 290475 10 4
--------------------------------------------------------------------------------
 1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

      Douglas L. Roberson
--------------------------------------------------------------------------------
 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)   [   ]
                                                                     (b)   [ x ]

--------------------------------------------------------------------------------
 3)  SEC USE ONLY

--------------------------------------------------------------------------------
 4)  SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
 5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                       [   ]

--------------------------------------------------------------------------------
 6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                7)  SOLE VOTING POWER

                         403,750 (includes 21,250 shares deposited
                         in a six-month escrow account in
NUMBER OF                connection with the Merger.  See Item 4).
SHARES          ----------------------------------------------------------------
BENEFICIALLY
OWNED BY EACH   8)  SHARED VOTING POWER
REPORTING                -0-
PERSON          ----------------------------------------------------------------
WITH
                9)  SOLE DISPOSITIVE POWER

                         403,750 (includes 21,250 shares deposited
                         in a six-month escrow account in
                         connection with the Merger.  See Item 4).
                ----------------------------------------------------------------

                10) SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     412,603 (Includes (i) 21,250 shares deposited in a six-month escrow account in connection with the Merger and
     (ii) 8,853 shares issuable pursuant to an outstanding warrant. See Items 4 and 5).

--------------------------------------------------------------------------------
12)  CHECK  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [   ]

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.5%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

      IN



                               Page 3 of 13 Pages

                                  SCHEDULE 13D
CUSIP No. 290475 10 4
--------------------------------------------------------------------------------
 1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

      B. Taylor Koonce

 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)   [   ]
                                                                     (b)   [ x ]

--------------------------------------------------------------------------------
 3)  SEC USE ONLY

--------------------------------------------------------------------------------
 4)  SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
 5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                       [   ]

--------------------------------------------------------------------------------
 6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                 7)   SOLE VOTING POWER

                         142,500 (includes 7,500 shares deposited
                         in a six-month escrow account in
 NUMBER OF               connection with the Merger.  See Item 4).
 SHARES          ---------------------------------------------------------------
 BENEFICIALLY
 OWNED BY EACH   8)   SHARED VOTING POWER
 REPORTING               -0-
 PERSON          ---------------------------------------------------------------
 WITH
                 9)   SOLE DISPOSITIVE POWER

                         142,500 (includes 7,500 shares deposited
                         in a six-month escrow account in
                         connection with the Merger.  See Item 4).
                 ---------------------------------------------------------------

                 10)   SHARED DISPOSITIVE POWER
                         -0-

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      145,623 (Includes (i) 7,500 shares deposited in a six-
      month escrow account in connection with the Merger and
      (ii) 3,123 shares issuable pursuant to an outstanding
      warrant.  See Items 4 and 5).
--------------------------------------------------------------------------------
12)  CHECK  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [   ]

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.9%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


                               Page 4 of 13 Pages

                                  SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Eltrax Systems, Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at Rush Lake Business Park, 1775 Old Highway 8, St. Paul, Minnesota 55112.

ITEM 2.        IDENTITY AND BACKGROUND.

     (a)-(c) This Statement is being filed on behalf of Walter C. Lovett, Douglas L. Roberson and B. Taylor Koonce (the "Reporting Persons" or individually the "Reporting Person") with respect to their acquisition of an aggregate of Nine Hundred and Fifty Thousand (950,000) shares (the "Acquired Shares") of Common Stock from the Issuer in connection with the acquisition by the Issuer from the Reporting Persons on October 31, 1996 of all of the issued and outstanding shares of common stock of Atlantic Network Systems, Inc., a North Carolina corporation ("ANS"). The acquisition was accomplished pursuant to an Agreement and Plan of Merger dated as of October 31, 1996, by and among the Issuer, ANS Acquisition Corporation, a North Carolina corporation and a wholly owned subsidiary of the Issuer ("Acquisition Corp."), ANS and the Reporting Persons (the "Merger Agreement"). The names, addresses, and present principal occupation of each Reporting Person are:

     1.   NAME:                    Walter C. Lovett
          ADDRESS:                 c/o Atlantic Network Systems, Inc.
                                   8205 Brownleigh Drive
                                   Raleigh, North Carolina  27612

          PRINCIPAL OCCUPATION:    Vice President and Treasurer
                                   Atlantic Network Systems, Inc.
                                   8205 Brownleigh Drive
                                   Raleigh, North Carolina  27612

     2.   NAME:                    Douglas L. Roberson
          ADDRESS:                 c/o Atlantic Network Systems, Inc.
                                   8205 Brownleigh Drive
                                   Raleigh, North Carolina  27612

          PRINCIPAL OCCUPATION:    President
                                   Atlantic Network Systems, Inc.
                                   8205 Brownleigh Drive
                                   Raleigh, North Carolina  27612

     3.   NAME:                    B. Taylor Koonce
          ADDRESS:                 c/o Atlantic Network Systems, Inc.
                                   8205 Brownleigh Drive
                                   Raleigh, North Carolina  27612


                               Page 5 of 13 Pages

          PRINCIPAL OCCUPATION:    Vice President
                                   Atlantic Network Systems, Inc.
                                   8205 Brownleigh Drive
                                   Raleigh, North Carolina  27612

     (d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have any been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of the Reporting Persons is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and the amount of funds for the acquisition of shares of Eltrax Common Stock is hereafter described. All of the Acquired Shares acquired by the Reporting Persons were issued on October 31, 1996, by the Issuer in connection with the merger of Acquisition Corp. with and into ANS (the "Merger"), pursuant to the terms of the Merger Agreement. Under the terms of the Merger Agreement, all of the previously issued and outstanding shares of ANS were canceled in exchange for the issuance of the Acquired Shares to the Reporting Persons. All of the Acquired Shares are held as personal assets of the Reporting Persons.

ITEM 4.        PURPOSE OF TRANSACTION.

     On September 3, 1996, the Issuer, Walter C. Lovett, Douglas L. Roberson, B. Taylor Koonce and ANS signed a letter agreement that contemplated the acquisition of all of the issued and outstanding common stock of ANS in exchange for the issuance of 950,000 shares of Common Stock of the Issuer, subject to definitive documentation and closing. The Merger Agreement was executed on October 31, 1996 and the closing (the "Closing") of the transaction took place on October 31, 1996. Pursuant to the terms of the Merger Agreement, an aggregate of 950,000 shares of Common Stock of the Issuer were issued to Walter
C. Lovett, Douglas L. Roberson and B. Taylor Koonce at the Closing in connection with the Merger. The 950,000 shares of Common Stock of the Issuer issued in connection with the Merger represented approximately 12.6% of the issued and outstanding shares of Common Stock of the Issuer after the Closing, without giving effect to outstanding options and warrants, and 13% after giving effect to all outstanding options and warrants. Of the 950,000 shares of Common Stock of the Issuer issued to the Reporting Persons, 50,000 shares (the "Escrowed Shares") were deposited into an escrow account at Norwest Bank Minnesota, National Association pursuant to the terms of that certain Escrow Agreement dated as of October 31, 1996 by and among the Issuer, the Reporting Persons, and Norwest Bank Minnesota, National Association, the terms of which provide for the release of the Escrowed Shares to the Reporting Persons on April 30, 1997, subject to the terms and conditions of the Escrow Agreement. All of the Acquired Shares issued to the Reporting Persons in connection with the Merger are "restricted stock," as defined in the rules promulgated under the Securities Act of 1933, as amended, and have certain demand registration rights and "piggyback" registration rights. All expenses of such registration will be borne by the Issuer.


                               Page 6 of 13 Pages

     In connection with the Merger, the Issuer agreed to elect Walter C. Lovett to the Issuer's Board of Directors effective on the day following the closing of the Merger and conditioned thereon.

     Pursuant to the terms of that certain Agreement dated as of October 31, 1996 by and among the Issuer, the Reporting Persons and William P. O'Reilly, Clunet R. Lewis, and Mack V. Traynor, III (collectively, the "Eltrax Principals"): (a) the Reporting Persons have the right at any time after 90 days following the closing of the Merger and continuing until October 31, 1998, to request the assistance of the Issuer to use its good faith reasonable efforts in a private sale of a portion (the "Assistance Portion") of the Acquired Shares (the Assistance Portion of the Acquired Shares is equal to the lesser of 300,000 shares of the Issuer's Common Stock or shares of the Issuer's Common Stock with $1,000,000 in market value); provided, however, that in any event a private sale may not be consummated before the Issuer's first public disclosure of the earnings of the Issuer and ANS prepared on a combined basis which includes at least a 30 day period, based on the audited financial statements of the Issuer and ANS (the "First Available Date"); (b) prior to the sale of the Assistance Portion of the Acquired Shares, the Reporting Persons have the right, prior to any other director, executive officer or other affiliate, to include and sell the Assistance Portion of the Acquired Shares in any underwritten registered public offering (the "Public Offering") undertaken by the Issuer, other than in connection with an acquisition of another business or pursuant to a registration statement on Form S-8, and subject to the determination by such underwriter to exclude all shares of the Issuer's Common Stock held by officers, directors and others who are holders of registration rights, on the basis that including such restricted Common Stock of the Issuer in the proposed offering would jeopardize the success of the Public Offering; provided, however, that no sales shall be consummated by the Reporting Persons in such Public Offering before the First Available Date, and (c) during the time of any pending request made by the Reporting Persons pursuant to either (a) or (b) above, the Eltrax Principals are restricted from selling any of their shares of the Issuer's Common Stock (the "Standstill Agreement") until the Reporting Persons have completed sales of their Common Stock of the Issuer which result in net aggregate proceeds of at least $1,000,000, after deduction of all commissions, expenses and all other costs of sale, including the combined individual capital gains tax of the Reporting Persons (the "Minimum Dollar Amount"); provided, however, that the Standstill Agreement will automatically be satisfied and will automatically terminate on the date on which the Reporting Persons have sold shares of the Issuer's Common Stock through any means which result in net proceeds of at least the Minimum Dollar Amount on an aggregate basis. Notwithstanding the foregoing, if the Reporting Persons make a request for assistance under (a) or (b) above and a private sale (or any other sale which results in net proceeds of at least the Minimum Dollar Amount) has not occurred by June 30, 1997, and provided that the Reporting Persons have exercised their demand registration rights pursuant to the Merger Agreement by April 1, 1997, then the Eltrax Principals will continue to be bound by the Standstill Agreement for a period of 120 days following the effectiveness of such demand registration statement, and at the end of such 120-day period, the Standstill Agreement will terminate.

     In addition to the foregoing, ANS entered into an Employment and Non-Competition Agreement with each of the Reporting Persons, the terms of which generally provide for the employment by ANS of each of the Reporting Persons for a period of five years from October 31, 1996. The Employment and Non-Competition Agreements of each of Walter C. Lovett and Douglas L. Roberson provide for a two-year non-compete period and the Employment and Non-Competition Agreement of B. Taylor Koonce provides for an up to two-year non-compete period, depending upon the manner in which Mr. Koonce's employment is terminated. In addition, pursuant to the Employment and Non-Competition Agreements of each of Walter C. Lovett and Douglas L. Roberson, the Issuer granted a five year warrant to purchase up to 106,250 shares of Eltrax Common Stock, at an exercise price of $6.00 per share. Pursuant to the Employment and Non-Competition Agreement of B. Taylor Koonce, the Issuer granted a five year


                               Page 7 of 13 Pages
warrant to purchase up to 37,500 shares of Eltrax Common Stock, at an exercise price of $6.00 per share. The rights represented by each of these warrants issued to the Reporting Persons become exercisable in 36 equal installments; provided, however, that the Reporting Persons must remain employed by ANS. Finally, the Employment and Non-Competition Agreements of each of Walter C. Lovett and Douglas L. Roberson provide for the payment of certain incentive bonus payments to each of these individuals based upon the financial performance of ANS.

     Except as disclosed in this Item 4, no Reporting Person has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The following table sets forth information regarding the beneficial ownership of the Common Stock and Common Stock Equivalents of the Issuer as of October 31, 1996, unless otherwise noted, by each Reporting Person.


                                         Shares of Common Stock (or Common
                  Name              Stock Equivalents) Beneficially Owned(1)(2)
                  ----              -------------------------------------------
                                           Amount              Percent of
                                           ------               Class(3)
                                                                --------
          Walter C. Lovett(2)              412,603(4)             5.5%

          Douglas L. Roberson(2)           412,603(4)             5.5%

          B. Taylor Koonce(2)              145,623(5)             1.9%


--------------------
(1) Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days, whether by the exercise of options or warrants, are deemed outstanding in determining the amount and person owned by such person or group.

(2) The Reporting Persons possess sole voting and dispositive power with respect to such shares.

(3) For purposes of calculating the percent of class for each person or group, all rights to acquire Common Stock within 60 days, whether by the exercise of options or warrants, are deemed outstanding for such person or group. Such rights to acquire Common Stock are not, however, deemed to be outstanding for the purpose of computing the percentage of the class by any other person or group.

(4) Includes (i) 21,250 shares deposited in a six month escrow account in connection with the Merger and (ii) 8,853 shares issuable pursuant to an outstanding warrant.


                               Page 8 of 13 Pages

(5) Includes (i) 7,500 shares deposited in a six month escrow account in connection with the Merger and (ii) 3,123 shares issuable pursuant to an outstanding warrant.

     (c) Other than as described in Item 4 above, during the past 60 days, the Reporting Persons have not effected any other transactions in any shares of the Issuer's Common Stock.

     (d)-(e)  Items 5(d) and (e) are inapplicable to the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Besides the Merger Agreement and the other agreements entered into by the Reporting Persons in connection therewith, as described in Item 4 above, pursuant to which the Reporting Persons acquired the securities of the Issuer described herein, there are no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit 1 Agreement and Plan of Merger by and among Eltrax Systems, Inc., ANS Acquisition Corporation, Atlantic Network Systems, Inc., and Walter C. Lovett, Douglas L. Roberson and B. Taylor Koonce dated as of October 31, 1996. Omitted from such exhibit, as filed, are the remaining exhibits referenced in such agreement. The Reporting Persons will furnish supplementally a copy of any such exhibits to the Commission upon request.

     Exhibit 2 Escrow Agreement between Eltrax Systems, Inc., Walter C. Lovett, Douglas L. Roberson and B. Taylor Koonce, and Norwest Bank Minnesota, National Association dated as of October 31,1996.

     Exhibit 3 Agreement between Eltrax Systems, Inc., Clunet R. Lewis, William P. O'Reilly, and Mack V. Traynor, III, and Walter C. Lovett, Douglas L. Roberson and B. Taylor Koonce dated as of October 31, 1996.

     Exhibit 4 Employment and Non-Competition Agreement between Atlantic Network Systems, Inc. and Walter C. Lovett dated as of October 31, 1996.

     Exhibit 5 Employment and Non-Competition Agreement between Atlantic Network Systems, Inc. and Douglas L. Roberson dated as of October 31, 1996.

     Exhibit 6 Employment and Non-Competition Agreement between Atlantic Network Systems, Inc. and B. Taylor Koonce dated as of October 31, 1996.

     Exhibit 7 Warrant granted to Walter C. Lovett to purchase 106,250 shares of Common Stock of Eltrax Systems, Inc., dated as of October 31, 1996.

     Exhibit 8 Warrant granted to Douglas L. Roberson to purchase 106,250 shares of Common Stock of Eltrax Systems, Inc., dated as of October 31, 1996.


                               Page 9 of 13 Pages

     Exhibit 9 Warrant granted to B. Taylor Koonce to purchase 37,500 shares of Common Stock of Eltrax Systems, Inc., dated as of October 31, 1996.

     Exhibit 10 Letter from Walter C. Lovett, Douglas L. Roberson and B. Taylor Koonce to Eltrax Systems, Inc. dated November 8, 1996.


                               Page 10 of 13 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                               /s/  Walter C. Lovett
                                             -----------------------------------
November 7, 1996                             Walter C. Lovett

                                               /s/  Douglas L. Roberson
                                             -----------------------------------
                                             Douglas L. Roberson

                                               /s/  B. Taylor Koonce
                                             -----------------------------------
                                             B. Taylor Koonce


                               Page 11 of 13 Pages

                                  EXHIBIT INDEX


 Exhibit                  Description                       Method of Filing
 -------                  -----------                       ----------------

   1    Agreement and Plan of Merger by and among        Incorporated by
        Eltrax Systems, Inc., ANS Acquisition            reference to Exhibit
        Corporation, Atlantic Network Systems, Inc.,     2.1 contained in the
        and Walter C. Lovett, Douglas L. Roberson and    Current Report on Form
        B. Taylor Koonce dated as of October 31, 1996.   8-K filed November 12,
        Omitted from such exhibit, as filed, are the     1996 (File No.
        remaining exhibits referenced in such            0-22190).
        agreement. The Reporting Persons will furnish supplementally a copy of any such exhibits to the Commission upon request.

   2    Escrow Agreement between Eltrax Systems, Inc.,   Incorporated by
        Walter C. Lovett, Douglas L. Roberson and B.     reference to Exhibit
        Taylor Koonce, and Norwest Bank Minnesota,       2.2 contained in the
        National Association dated as of October         Current Report on Form
        31, 1996.                                        8-K filed November 12,
                                                         1996 (File No.
                                                         0-22190).

   3    Agreement between Eltrax Systems, Inc., Clunet   Incorporated by
        R. Lewis, William P. O'Reilly, and Mack V.       reference to Exhibit
        Traynor, III, and Walter C. Lovett, Douglas L.   10.7 contained in the
        Roberson and B. Taylor Koonce dated as of        Current Report on Form
        October 31, 1996.                                8-K filed November 12,
                                                         1996 (File No.
                                                         0-22190).

   4    Employment and Non-Competition Agreement         Incorporated by
        between Atlantic Network Systems, Inc. and       reference to Exhibit
        Walter C. Lovett dated as of October 31, 1996.   10.1 contained in the
                                                         Current Report on Form
                                                         8-K filed November 12,
                                                         1996 (File No.
                                                         0-22190).

   5    Employment and Non-Competition Agreement         Incorporated by
        between Atlantic Network Systems, Inc. and       reference to Exhibit
        Douglas L. Roberson dated as of October 31,      10.2 contained in the
        1996.                                            Current Report on Form
                                                         8-K filed November 12,
                                                         1996 (File No.
                                                         0-22190).

   6    Employment and Non-Competition Agreement         Incorporated by
        between Atlantic Network Systems, Inc. and B.    reference to Exhibit
        Taylor Koonce dated as of October 31, 1996.      10.3 contained in the
                                                         Current Report on Form
                                                         8-K filed November 12,
                                                         1996 (File No.
                                                         0-22190).

   7    Warrant granted to Walter C. Lovett to           Incorporated by
        purchase 106,250 shares of Common                reference to
        Stock of Eltrax Systems, Inc., dated             Exhibit 10.4
        as of October 31, 1996.                          contained in the
                                                         Current Report on
                                                         Form 8-K filed
                                                         November 12, 1996
                                                         (File No.
                                                         0-22190).


                               Page 12 of 13 Pages

   8    Warrant granted to Douglas L. Roberson to        Incorporated by
        purchase 106,250 shares of Common Stock of       reference  to Exhibit
        Eltrax Systems, Inc., dated as of October 31,    10.5 contained in the
        1996.                                            Current Report on Form
                                                         8-K  filed November 12,
                                                         1996 (File No.
                                                         0-22190).

   9    Warrant granted to B. Taylor Koonce to           Incorporated by
        purchase 37,500 shares of Common Stock of        reference to Exhibit
        Eltrax Systems, Inc., dated as of October 31,    10.6 contained in the
        1996.                                            Current Report on Form
                                                         8-K  filed November 12,
                                                         1996 (File No.
                                                         0-22190).

  10    Letter from Walter C. Lovett,  Douglas L.        Filed herewith.
        Roberson and B. Taylor Koonce to Eltrax
        Systems, Inc. dated November 8, 1996.


                               Page 13 of 13 Pages